David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

May 14, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Tom Kluck, Branch Chief

Re:  XR Energy Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed November 23, 2011
File No. 333-178156

Dear Mr. Kluck:

XR Energy Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated December 20, 2011, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on November 23, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as set forth below.

We also would like to point out that the Company has included language in the Amended Registration Statement pertaining to its status as an "emerging growth company" as defined in the JOBS Act. Specifically, the Company has included disclosure regarding the various exemptions available to it as an emerging growth company as well as a risk factor regarding the risks as a result of its election to use the extended transition period for complying with new or revised accounting standards.

General

1.           Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant ... has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Due to your financial condition, it is unclear how you have disclosed a specific business plan that would allow you to continue as a going concern. Further, your current assets, operations, and revenues are nominal in nature.

Notwithstanding your disclosure on page 24 under the Description of Business heading, it is uncertain from your disclosure whether the company will be able to implement a business plan based on your current financial condition. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

Response:  The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419(a)(2), a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.  Since its inception, the Company had a specific business plan – it was formed to offer energy consulting services to smaller sized middle market companies. As discussed in the “Description of Business”, although the Company has nominal assets and has not generated significant revenues since inception, the Company intends to focus in the business of offering energy consulting services.

Although the Company had issued shares for less than $5.00, the Company has a specific business purpose. Furthermore, the Company has no intention to engage in any merger or acquisition with another entity.  The fact that the Company has generated minimal revenues and has a net loss does not render the Company a blank check company. As clearly stated, the Company is a company with a clear, specified business plan.

2.            Considering the dates that the securities were sold and the amount being registered, please provide an analysis explaining your basis for registering this transaction as a resale pursuant to Rule 415(a)(l)(i) of Regulation C and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response: The Amended Registration Statement provides disclosure throughout the prospectus to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and that the selling shareholders are considered underwriters, including an acknowledgment of the seller’s prospectus delivery requirements. In the registration of the resale of 2,818,800 shares on behalf of its selling shareholders the Company is not conducting a primary at the market offering under Rule 415 (a)(1)(i) of the Securities Act. None of the shares are being sold by or on behalf of the Company or its affiliates. None of the selling shareholders are in the business of underwriting securities or has any relationship with the Company. The Company will not be receiving any of the proceeds from the sales of these shares.

Prospectus Cover Page 4

3.            Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities, consistent with your disclosure under the Plan of Distribution heading and in the Risk Factors section.

Response:  The cover page of the Amended Registration Statement has been revised to reference the applicability of the penny stock rules to our securities.

Prospectus Summary

4.            Please revise the summary to discuss briefly your historical and current operations regarding your consulting services and provide additional detail in your business section regarding the consulting services you provide.

Response:  The Company has revised the Amended Registration Statement to discuss its historical and current operations in the Prospectus Summary and the Business section.

Risk Factors, page 6

Risk Factors Relating to Our Company

We have no track record that would provide a basis.... page 10

5.            Please revise this risk factor to discuss with greater specificity, if applicable, your principal officer's inexperience in your current business as well in running a public company.

Response:  The Amended Registration Statement has been revised to discuss the principal officer's  inexperience in the Company's current business as well as running a public company.

We may be unable to obtain sufficient bonding capacity.... page 12

6.            Considering your current operating status, it is unclear what you mean here by your reference to "[y]our suppliers and subcontractors." Please revise as appropriate to discuss with greater specificity the relevance to your operations.

Response:  This risk factor has been deleted in its entirety as it is not applicable to the Company's operations; as an energy broker the Company will not need to provide surety bonds.

Risk Factors Related to Our Common Stock, page 13

General

7.            Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value. Please disclose the material risks to investors resulting from the arbitrary determination of your offering price.

Response: The Amended Registration Statement has been revised to include the risk factor regarding the arbitrary offering price.

Description of Business

Business, page 25

8.            Please significantly revise to describe more specifically what services you currently provide, how you provide these operations. In addition, please discuss in detail your planned "implementation" services. Revise your prospectus, including this section and your MD&A so that ordinary investors have a clear understanding of what you do and what services you provide.

Response: The Company has revised the business description in the Business section and in the MD&A section to provide readers with a clear understanding of the business of the Company and the services provided.

9.            Please discuss in greater detail how the company will earn fees from providing consultingservices, including a more robust discussion of the payment structure of your contractualarrangements.

Response: Although the Company does not current earn fees from consulting services, the Amended Registration includes in greater detail how the Company hopes to earn fees from providing such services.

10.           Please explain what you mean by "middle-market" commercial and industrial business. Please also clarify how you plan to provide these energy efficiency solutions given your principal executive's lack of experience within this field.

Response: The Amended Registration clarifies that the market for the services of the Company is the middle market companies generating less than $5,000,000 in revenues.

11.           Describe the nature of your consulting arrangements with RJB Consulting and Messrs Vicari and Giametta in greater detail, including the specific services provided thereunder. We may have further comment.

Response: The Amended Registration Statement includes the nature of the consulting agreements as requested by the Commission.

12.           We note your reference to a consulting agreement with East Coast Power, LLC. Please revise to discuss the material terms of this arrangement in greater detail. Please also file such agreement as an exhibit with your next amendment.

Response: The Company has attached the agreement with East Coast as an exhibit to the Amended Registration Statement and discussed the terms of the agreement.

Competition, page 26

13.          Please revise this section to discuss how you compete within your industry despite having limited operations and assets. In this regard, please discuss your competition's advantages over you and discuss how this will affect your competitive position within the industry.

Response: The Amended Registration Statement has been revised in response to the comments of the Commission.

Employees, page 26
14.          Please add conflict disclosure, as appropriate, to discuss the impact that Mr. Muratore's continued employment may have on his responsibilities as your key executive, if any.

Response:  The Company does not consider Mr. Muratore's other business activities to conflict with his duties and responsibilities as the principal executive officer and as a director of the Company.

Management's Discussion and Analysis of Financial Condition or Results of Operation Results of Operations

15.          We note your discussion in the last risk factor on page 12 regarding your plan to raise additional capital through a private placement in order to implement your business plan. Please revise your plan of operation and liquidity section to discuss your plan to raise additional capital.

Response:  The sentence in the risk factor captioned "If we are unable to obtain additional funding, our business operations will be harmed" regarding a private placement has been revised as the Company has no current plans or intentions to raise capital through a private placement.

16.           Please revise your MD&A section to describe the company's plan of operation as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Response:  The Amended Registration Statement has been revised in response to the comments of the Commission.

Results of Operations, page 30

17.          Considering that your auditors have issued a going concern opinion, please revise to indicate the course of action that you intend to take to remedy the deficiency.

Response:  The Company does not have any course of action to remedy the deficiency other than obtain loans from the officers and directors of the Company.

18.           Please discuss the nature of the income generated from East Coast Power, LLC.

Response:  The Amended Registration Statement has been revised in response to the comments of the Commission.

Liquidity and Capital Resources, page 31

19.          Please revise to discuss in greater detail the specifics of your oral loan arrangement with your principal officer to cover various expenses.

Response:  There are no specifics of the loan arrangement with the Company's officers.

20.           We note your discussion in the Risk Factors section regarding the impact that compliance with reporting company requirements under the Exchange Act will have on your liquidity on a going-forward basis. Please revise to discuss your estimated expenses on page 29 in greater detail and how you determined such amounts.

Response:  The Risk Factor has been revised to provide that the estimate of the expenses of being a reporting company was based on discussions with counsel as well as the accountants and auditors of the Company.

21.           Please disclose the offering expenses to be paid by the company as disclosed in Part II of the registration statement and discuss how these expenses will affect your liquidity.

Response:  The Amended Registration Statement has been revised to disclose the offering expenses and how it affects the liquidity of the Company.

Directors, Executive Officers. Promoters and Control Persons, page 32

22.          Please revise to disclose Mr. Muratore's specific experience as an account executive for GunnAllen Financial, Inc.

Response: Mr. Muratore's work experience has been revised to disclose his specific experience with GunnAllen.

Part II- Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 39

23.          We note your disclosure that you sold 118,000 shares of common stock to 40 individuals from June 2010 through July 2011. Please include the specific rule under Regulation D in which the company relied upon and provide a detailed explanation regarding how these sales complied with such exemption. For example, please disclose whether the investors were accredited and/or financially sophisticated and whether there was any general solicitation. Please also tell us whether you filed a Form D with the Commission regarding the offer and sale of these securities, and if not, explain why.

Response: The Amended Registration Statement has been revised to include the specific rule under Regulation D in which the Company relied upon in its offer and sale of 118,000 shares to 40 persons. A Form D was not filed by the Company with the Commission in connection with this private placement.

Exhibit 5.1 Opinion of David Lubin & Associates. PLLC

24.          We note your statement that the attorneys are admitted to practice in New York and are familiar with the applicable Nevada statutes. Please advise counsel to revise the opinion to remove the qualification as to jurisdiction and to state clearly that they are opining upon Nevada law. See Section II.B.3.b. and c. of Staff Legal Bulletin No. 19.

Response: The opinion has been revised in accordance with the comments of the Commission and Staff Legal Bulletin No. 19.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Tony Muratore